PositiveID Corporation

1690 South Congress Avenue, Suite 201

Delray Beach, Florida 33445

April 6, 2017

VIA EDGAR

Mail Stop 3030

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Russell Mancuso

Re: PositiveID Corporation

Preliminary Information Statement on Schedule 14C Filed March 17, 2017

File No. 001-33297

Dear Mr. Mancuso:

We are in receipt of your comment letter dated April 4, 2017 regarding the above referenced filing. As requested in your letter, we have provided a response to the question raised by the Staff. For your convenience, the matter is listed below, followed by the Company’s response:

1.	Please expand your disclosure to describe the factors the Board will consider to determine when and at what specific ratio to effectuate a reverse stock split. Your revised disclosure should make clear the circumstances that will cause the Board to implement a split and how it will determine the magnitude of the split.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to provide a more specific range for the potential reverse stock split ratio, from 1:1,000 to 1:3,000. We have further updated our disclosure to refine the language of the reverse stock split proposal to eliminate the possibility of effecting multiple reverse stock splits based on the shareholder and board approval announced in the above referenced filing. Additionally, we have updated our disclosure to include information that the Board will determine the ratio of the reverse stock split based in large part on the Company’s then current trading price and shares outstanding, noting that as the stock price for the Company’s stock decreases, the likelihood increases that the Board will target the higher end of the range. We have also added a disclosure stating that in all likelihood the Company intends to file an amendment to its Third Amended and Restated Certificate of Incorporation, as amended, in the State of Delaware and in the marketplace approximately 20 days after the mailing of the definitive information statement on 14C, and effectuate the reverse stock split in the marketplace as soon as practicable thereafter.

Sincerely,

Positive ID Corporation.

By:	/s/ William J. Caragol
Name:	William J. Caragol
Title:	Chief Executive Officer